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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 47032

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   JANUARY 1, 2005   AND ENDING   DECEMBER 31, 2005

                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

    CHATSWORTH SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    NINTY FIVE EAST PUTNAM AVENUE

                                         (No. And Street)

GREENWICH,	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    RALPH DI FIORE   (203) 629-2612

                                                                           (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

    FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA

                              (Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____ RALPH DI FIORE _____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ CHATSWORTH SECURITIES, LLC _____ , as of

_____ DECEMBER 31, 2005 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
MANAGING DIRECTOR
Title

_____
Notary Public

VIKTORIYA PISETSKAYA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01PI6063786
Qualified in Kings County
My Commission Expires September 10, 2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

CHATSWORTH SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

FULVIO & ASSOCIATES. L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3111
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Members of Chatsworth Securities LLC:

We have audited the accompanying statement of financial condition of Chatsworth Securities LLC as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Chatsworth Securities LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates LLP

New York, New York
February 10, 2006

CHATSWORTH SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

A S S E T S

Cash and Cash Equivalents	$ 122,593
Due from Broker and Clearing Deposit	236,326
Furniture and Equipment (Less: Accumulated Depreciation of $ 64,072)	2,035
Securities Owned, at Market Value	10,630
TOTAL ASSETS	$ 371,584

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accounts Payable and Accrued Expenses Payable	$ 117,870
Subordinated Loans Payable	100,000
Total Liabilities	217,870
Members' Capital	153,714
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 371,584

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SIGNIFICANT BUSINESS ACTIVITIES AND ACCOUNTING POLICIES

Chatsworth Securities LLC, (the "Company"), is a registered broker-dealer, primarily acting as brokers in executing customer orders for the purchase and sale of marketable securities on behalf of their customers on a fully disclosed basis with a clearing broker-dealer. In addition, the Company receives fees for consulting and private placements.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The clearing and depository operations for the Company's proprietary transactions are performed by its clearing broker pursuant to the clearance agreement. The Company has a $100,000 deposit with this clearing broker.

The Company's financial records are kept on an accrual basis. The Company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

NOTE 2 - INCOME TAXES

The company is a limited liability company and has elected to be taxed as a partnership. As such, the company is not subject to income taxes. The individual members are subject to personal income taxes on their allocable share of the income.

NOTE 3 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subjected to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The rule requires that the Company maintain a minimum net capital of $100,000 based upon its aggregate indebtedness. At December 31, 2005, the Company had net capital of $250,084 and excess net capital of $150,084.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company shares office space and other overhead with a company related by common ownership. The Company, for 2005, has elected to waive the rent and certain other expenses that would otherwise be charged to the related party.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company entered into a five-year lease for office space beginning on July 1, 2005 and ending June 30, 2010. The minimum future rental is as follows:

Year ended	2006	$ 130,682
	2007	134,121
	2008	137,560
	2009	140,996
June 30,	2010	72,219
		$ 615,578

Rent expenses incurred for the current year ended December 31, 2005 were approximately $138,348.